Filed Pursuant to Rule 424(b)(3)
Registration No. 333-124424

Prospectus Supplement No. 1
to Prospectus dated August 24, 2005

HOUSE OF BRUSSELS CHOCOLATES INC.

10.936,263 Shares

We are supplementing the prospectus dated August 24, 2005, to provide information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2006 including the following:

Effective February 7, 2006, House of Brussels Chocolates Inc. (the "Company"), entered into an agreement with Laurus Master Fund, Ltd.("Laurus"), for the purpose of amending the terms of its indebtedness to Laurus including its (i) Secured Convertible Term Note, dated March 29, 2005 (“Term Note”) (ii) Secured Convertible Minimum Borrowing Note, dated March 29, 2005, and (iii) Secured Convertible Revolving Note, dated March 29, 2005, (“Revolving Note”). This agreement (the “Amendment”), postponed the obligation of the Company to make certain scheduled amortization payments in accordance with the terms of the Term Note such that the monthly principal amount of $109,375 due on the first business day of December 2005, January 2006 and February 2006 shall be deferred and made payable on the maturity date of the Term Note, March 9, 2008. Further, Laurus granted the Company a right to fund $500,000 in equity capital at a rate below the Fixed Conversion Rate set forth in the Laurus Term Note. The Company has substantially completed this funding. In consideration of the foregoing, the Amendment resets the price per share of the Company’s common stock at which Laurus may convert the first $500,000 of the Company’s existing indebtedness from $0.88 to $0.35 per share.

In a separate letter agreement, Laurus notified the Company of its decision to exercise its discretion to loan the Company an amount in excess of the formula amount set forth in the Revolving Note. Beginning February 7, 2006, and ending on March 31, 2006, Laurus agreed to make available to the Company an amount on the Revolving Note equal to the formula amount plus $500,000. For the period beginning on April 1, 2006 and ending on April 30, 2006, Laurus agreed to make available to the Company an amount on the Revolving Note equal to the formula amount plus $400,000. For the period beginning on May 1, 2006 and ending on May 31, 2006, Laurus agreed to make available to the Company an amount on the Revolving Note equal to the formula amount plus $300,000, and for the period beginning on June 1, 2006 and ending on June 30, 2006, Laurus agreed to make available to the Company an amount on the Revolving Note equal to the formula amount plus $200,000 (the “Overadvance”).

In connection with making the Overadvance, for the period ending on June 30, 2006, Laurus waived compliance with such loan provisions relating to the immediate repayment requirement for Overadvances and agreed that solely for such period (but not thereafter), (i) the Overadvance shall not trigger an Event of Default and (ii) the increase in the Overadvance rate set forth in the security agreement governing the Revolving Note shall not apply.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus dated August 24, 2005, with respect to the resale of the 10,936,263 shares of common stock, including any amendments or supplements thereto.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD READ CAREFULLY THIS ENTIRE PROSPECTUS, INCLUDING THE SECTION CAPTIONED "RISK FACTORS" BEGINNING ON PAGE 3, BEFORE MAKING A DECISION TO PURCHASE OUR STOCK.

 NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Supplement is February 8, 2006